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MEMORANDUM
TO:                Ellen Sazzman
                   U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:              Susan Rhee
                   ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:              March 28, 2007
SUBJECT:           Response to Additional Comments to Form N-1A for
                   JNL Series Trust (the "Trust")
                   File Nos: 33-87244 and 811-8894
-------------------------------------------------------------------------------

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff", as appropriate) additional comments received telephonically on March 27, 2007 to the Trust's 485APOS filing on Form N1-A.

Each of the comments, as we understood them, is repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus and statement of additional information.

PROSPECTUS

1. FOR THE JNL/AIM REAL ESTATE FUND PLEASE EXPLAIN HOW FTSE NAREIT INDEX IS A BROAD BASED INDEX.

     WE HAVE ADDED THE FOLLOWING DESCRIPTION OF THE FTSE NAREIT INDEX AS A FOOTNOTE IN THE PROSPECTUS DISCLOSURE FOR THE JNL/AIM REAL ESTATE FUND:

     The NAREIT universe includes as eligible securities all tax qualified REITS with common shares traded on NYSE, AMEX or NASDAQ National Market List. The companies in these companies must be valued at over $100 million, and meet minimum liquidity rules.


2.   FOR  THE  JNL/EAGLE  CORE  EQUITY  FUND,  IN  THE  SECTION   ENTITLED  "THE
     SUB-ADVISER AND PORTFOLIO MANAGEMENT", PLEASE SPECIFY CURRENT TITLES FOR MESSRS. JORDAN, DAUER AND MARSHALL, INCLUDING TITLES FOR THE LAST 5 YEARS.

     WE HAVE ADDED THE FOLLOWING UNDERSCORED LANGUAGE TO THE DESCRIPTIONS OF THE PORTFOLIO MANAGERS (if viewed through EDGAR the underscores are reflected in all caps):

     In its capacity as Sub-Adviser, Eagle supervises and manages the investment portfolio of the Fund. Eagle's Conservative Large Cap Equity team is responsible for the day-to-day management of the Large Cap Core Fund. The team is compromised of four Co-Portfolio Managers: (1) Mr. Richard Skeppstrom who is a Managing Director and joined Eagle in April 2001 after serving as Senior Portfolio Manager for Evergreen Investment Management's
     large cap core program for six years. Mr. Skeppstrom has primary responsibility for companies within the consumer staples, communications, financials and leisure sectors; (2) Mr. John Jordan III IS A VICE PRESIDENT AND PORTFOLIO CO-MANAGER SINCE JOINING Eagle in April 2001. PRIOR TO JOINING EAGLE, MR. JORDAN SERVED as Co-Portfolio Manager of Evergreen Investment Management's large cap core program for two years. Mr. Jordan covers companies within the capital goods/industrials, basic industry, consumer discretionary and communications/networking equipment sectors; (3) Mr. Craig Dauer IS A VICE PRESIDENT AND HAS CO-PORTFOLIO MANAGEMENT RESPONSIBILITIES SINCE JOINING Eagle in April 2001. PRIOR TO JOINING EAGLE, MR. DAUER SERVED as Co-Portfolio Manager of Evergreen Investment Management's large cap core program for two years. Mr. Dauer is responsible for covering pharmaceuticals, medical devices, consumer staples and retailers; and (4) Mr. Robert Marshall IS A VICE PRESIDENT SINCE JOINING Eagle in September 2002. FROM 1995 TO 2002, MR. MARSHALL SERVED as Director/Senior Vice President of equity research at Wachovia Securities for seven years. Mr. Marshall covers cyclical growth companies, technology (enterprise hardware, semiconductors, computer services and software) and brokerages.

     Each portfolio manager is responsible for actively researching companies within their individual areas of expertise and uses intensive fundamental analysis to develop proprietary earnings and valuation models for each company he follows. The team applies this relative-valuation approach consistently across the portfolio every day. Initial recommendations on a course of action are made by the portfolio co-manager responsible for each sector. Buy-and-sell decisions are made in consultation with the team. As managing director, Mr. Skeppstrom ultimately authorizes all co-managers' buy-and-sell decisions.


3. FOR THE JNL/SELECT LARGE CAP GROWTH FUND, IN THE SECTION ENTITLED "THE SUB-ADVISER AND PORTFOLIO MANAGEMENT", PLEASE PROVIDE TITLES FOR MESSRS. SHILLING AND BOSELLI FOR THE LAST 5 YEARS.

     We respectfully decline this comment. We believe that the disclosure for the portfolio managers fulfills the requirements of the Form N-1A.


As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about April 20, 2007.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File

1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

                                                           PROSPECTUS COMMENT 1

JNL/AIM REAL ESTATE FUND

AVERAGE ANNUAL TOTAL RETURNS AS OF DECEMBER 31, 2006
------------------------------------------------------------------------ -------------------- --------------------
                                                                               1 year            Life of Fund*
------------------------------------------------------------------------ -------------------- --------------------
JNL/AIM Real Estate Fund (Class A)                                              36.38%               32.32%
MSCI US REIT Index                                                              36.03%               30.43%
FTSE NAREIT Index                                                               35.05%               29.95%
------------------------------------------------------------------------ -------------------- --------------------

The MSCI US REIT Index and FTSE NAREIT Index are broad-based, unmanaged indices.

The NAREIT universe includes as eligible securities all tax qualified REITS with common shares traded on NYSE, AMEX or NASDAQ National Market List. The companies in these companies must be valued at over $100 million, and meet minimum liquidity rules.

*The Fund began operations on May 2, 2005.

AVERAGE ANNUAL TOTAL RETURNS AS OF DECEMBER 31, 2006
------------------------------------------------------------------------ -------------------- --------------------
                                                                               1 year           Life of Class*
------------------------------------------------------------------------ -------------------- --------------------
JNL/AIM Real Estate Fund (Class B)                                              36.59%               32.58%
MSCI US REIT Index                                                              36.03%               30.43%
FTSE NAREIT Index                                                               35.05%               29.95%
------------------------------------------------------------------------ -------------------- --------------------

The MSCI US REIT Index and FTSE NAREIT Index are broad-based, unmanaged indices.

The NAREIT universe includes as eligible securities all tax qualified REITS with common shares traded on NYSE, AMEX or NASDAQ National Market List. The companies in these companies must be valued at over $100 million, and meet minimum liquidity rules.


Effective December 31, 2006, the Fund replaced the MSCI REIT Index (the "Prior Index") with the FTSE NAREIT Index (the "New Index") as its benchmark. In June 2005, responsibility for maintaining the Prior Index was transitioned from Morgan Stanley to MSCI. Since the transition, information made publicly available by MSCI has been limited and generally includes the daily price change of the Prior Index. NAREIT recently hired FTSE to manage the New Index. Daily pricing and constituent securities information for the New Index are publicly available and allow managers for the Fund to conduct a detailed analysis of the New Index's total return and attribution.

*The Fund began operations on May 2, 2005.

                                                           PROSPECTUS COMMENT 2

JNL/EAGLE CORE EQUITY FUND

THE SUB-ADVISER AND PORTFOLIO MANAGEMENT. The Sub-Adviser to the JNL/Eagle Core Equity Fund is Eagle Asset Management, Inc. ("Eagle"), 880 Carillon Parkway, St. Petersburg, Florida 33716. Eagle is a wholly owned subsidiary of Raymond James Financial, Inc. Eagle and its affiliates provide a wide range of financial services to retail and institutional clients.


In its capacity as Sub-Adviser, Eagle supervises and manages the investment portfolio of the Fund. Eagle's Conservative Large Cap Equity team is responsible for the day-to-day management of the Large Cap Core Fund. The team is compromised of four Co-Portfolio Managers: (1) Mr. Richard Skeppstrom who is a Managing Director and joined Eagle in April 2001 after serving as Senior Portfolio Manager for Evergreen Investment Management's large cap core program for six years. Mr. Skeppstrom has primary responsibility for companies within the consumer staples, communications, financials and leisure sectors; (2) Mr. John Jordan III is a Vice President and portfolio co-manager since joining Eagle in April 2001. Prior to joining Eagle, Mr. Jordan served as Co-Portfolio Manager of Evergreen Investment Management's large cap core program for two years. Mr. Jordan covers companies within the capital goods/industrials, basic industry, consumer discretionary and communications/networking equipment sectors; (3) Mr. Craig Dauer is a Vice President and has co-portfolio management responsibilities since joining in April 2001. Prior to joining Eagle, Mr. Dauer served as Co-Portfolio Manager of Evergreen Investment Management's large cap core program for two years. Mr. Dauer is responsible for covering pharmaceuticals, medical devices, consumer staples and retailers; and (4) Mr. Robert Marshall is a Vice President since joining Eagle in September 2002. From 1995 to 2002, Mr. Marshall served as Director/Senior Vice President of equity research at Wachovia Securities for seven years. Mr. Marshall covers cyclical growth companies, technology (enterprise hardware, semiconductors, computer services and software) and brokerages.

Each portfolio manager is responsible for actively researching companies within their individual areas of expertise and uses intensive fundamental analysis to develop proprietary earnings and valuation models for each company he follows. The team applies this relative-valuation approach consistently across the portfolio every day. Initial recommendations on a course of action are made by the portfolio co-manager responsible for each sector. Buy-and-sell decisions are made in consultation with the team. As managing director, Mr. Skeppstrom ultimately authorizes all co-managers' buy-and-sell decisions.

The  SAI  provides   additional   information  about  the  portfolio   managers'
compensation, other accounts managed, and ownership of securities in the Fund.


A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Fund's Semi-Annual Report dated June 30, 2006.